SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 6)

                   Under the Securities Exchange Act of 1934*

                            Carrizo Oil & Gas, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.01 per share
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                         (Title of Class of Securities)

                                  144577 10 3
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                                 (CUSIP Number)

                             Douglas A. P. Hamilton
                    1114 Avenue of the Americas, 31st Floor
                            New York, New York 10036
                                 (212) 389-2712
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 16, 2003
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 144577 10 3
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1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Douglas A. P. Hamilton

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                        (b) [X]

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3   SEC USE ONLY


- ------------------------------------------------------------------------------
4   SOURCE OF FUNDS*

    00

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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                                      [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    United States of America

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                7   SOLE VOTING POWER

                    851,472 Shares (92,006 of which are issuable upon the exercise of a warrant and 20,000 of which are issuable upon the exercise of certain options)

                ----------------------------------------------------------------
                8   SHARED VOTING POWER
  NUMBER OF
   SHARES           0 Shares
BENEFICIALLY
  OWNED BY      ----------------------------------------------------------------
    EACH        9   SOLE DISPOSITIVE POWER
 REPORTING
  PERSON            851,472 Shares (92,006 of which are issuable upon the
   WITH             exercise of a warrant and 20,000 of which are issuable upon the exercise of certain options)

                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                    0 Shares

- ------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    851,472 Shares

- ------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [X]


- ------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

    5.9%

- ------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*

    IN

- ------------------------------------------------------------------------------

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INTRODUCTORY NOTE.

               This Amendment No. 6 to Schedule 13D is being filed on behalf Douglas A. P. Hamilton ("Mr. Hamilton") to supplement certain information set forth in the Schedule 13D relating to securities of Carrizo Oil & Gas, Inc., a Texas corporation (the "Company"), originally filed by Mr. Hamilton on August 21, 1997 and amended by Amendment No. 1 dated September 3, 1997, Amendment No. 2 dated November 18, 1997, Amendment No. 3 dated January 8, 1998, Amendment No. 4 dated December 15, 1999 and Amendment No. 5 dated February 20, 2002 (as so amended, the "Original Statement"), with respect to the Common Stock, par value $.01 per share (the "Common Stock"), of the Company. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Original Statement.

Item 4. Purpose of Transaction

               Mr. Hamilton's beneficial ownership includes 200,000 shares of Common Stock that he originally contributed to the Douglas A.P. Hamilton 1997 Trust, a grantor retained annuity trust (the "GRAT"). These shares were returned to Mr. Hamilton on October 14, 1998, when the GRAT terminated according to its terms.
               On March 14, 2002, Mr. Hamilton donated 23,000 shares of Common Stock as a charitable gift. On April 9, 2002, Mr. Hamilton donated 629 shares of Common Stock as a charitable gift. On April 30, 2002, Mr. Hamilton donated 2,000 shares of Common Stock as a charitable gift. On September 9, 2002, Mr. Hamilton donated 3,500 shares of Common Stock as a charitable gift.

               On June 11, 2003, Mr. Hamilton donated 1,600 shares of Common Stock as a charitable gift. On June 24, 2003, Mr. Hamilton donated 4,000 shares of Common Stock as a charitable gift. On July 30, 2003, Mr. Hamilton donated 4,500 shares of Common Stock as a charitable gift.

               In August 2003, 824 shares of Common Stock formerly owned by one of the Trusts (as defined in Item 5. below) were transferred to Mr. Hamilton.

               On September 16, 2003, Mr. Hamilton sold 149,500 shares of Common Stock on the Nasdaq Stock Market for an aggregate sales price of $1,019,036 ($6.83 per share including commissions; $6.80 per share excluding commissions). On September 16, 2003, Mr. Hamilton sold 500 shares of Common Stock on the Nasdaq Stock Market for an aggregate sales price of $2,250.36 ($6.84 per share including commissions; $6.80 per share excluding commissions).

               On October  10,  2003,  Mr.  Hamilton  sold on the  Nasdaq  Stock
Market: 4,400 shares of Common Stock for an aggregate sales price of $31,460 ($7.15 per share including commissions; $7.11 per share excluding commissions); 8,500 shares of Common Stock for an aggregate sales price of $60,860 ($7.16 per share including commissions; $7.12 per share excluding commissions); 7,802 shares of Common Stock for an aggregate sales price of $56,564.50 ($7.25 per share including commissions; $7.21 per share excluding commissions); 1,000 shares of Common Stock for an aggregate sales price of $7,180 ($7.18 per share including commissions; $7.14 per share excluding commissions); 1,400 shares of Common Stock for an


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aggregate sales price of $10,066 ($7.19 per share including  commissions;  $7.20 per share excluding commissions); 26,320 shares of Common Stock for an aggregate sales price of $189,504 ($7.20 per share including commissions; $7.16 per share excluding commissions); 900 shares of Common Stock for an aggregate sales price of $6,453 ($7.17 per share including commissions; $7.13 per share excluding commissions); and 15 shares of Common Stock for an aggregate sales price of $109.20 ($7.28 per share including commissions; $7.24 per share excluding commissions).

               Mr. Hamilton may seek to dispose of additional shares of Common Stock. Mr. Hamilton may also seek to take any action of a type described in the Original Statement with respect to the Common Stock. The number of shares or other securities subject to such transactions, if any, will be subject to, among other things, market conditions as they exist from time to time as well as other factors described in the Original Statement.

Item 5. Interest in Securities of the Issuer

               As of November 17, 2003, Mr. Hamilton beneficially owns an aggregate of 851,472 shares of Common Stock (approximately 5.9% of the 14,485,557 shares deemed to be outstanding as of September 30, 2003 (consisting of 14,373,551 shares of Common Stock, 92,006 warrants to purchase Common Stock and 20,000 options that are exercisable within 60 days)). Mr. Hamilton is among the beneficiaries of a charitable remainder trust that is the limited partner of DAPHAM Partnership L.P. (the "Partnership"), which beneficially owns 395,960 shares of Common Stock. Mr. Hamilton disclaims the beneficial ownership of the Common Stock held by the Partnership. Certain trusts established for the benefit of Mr. Hamilton's children (the "Trusts") beneficially own 138,648 shares of Common Stock. Such ownership does not include any beneficial ownership that may be attributed to Mr. Hamilton as a result of his being a party to certain Shareholders Agreements described in the Original Statement.

               After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  December 4, 2003.

                                                /s/ Douglas A.P. Hamilton
                                                --------------------------------
                                                Douglas A. P. Hamilton

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